Exhibit 12.1

STONEMOR PARTNERS L.P.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands)

	Year Ended December 31,
	2011	2012	2013	2014		2015
Net income (loss)	$(9,715)	$(3,013)	$(19,032)	$(10,773)		$(24,244)
Income tax expense (benefit)	(4,019)	(1,790)	(2,304)	3,913		1,108
Total fixed charges	21,385	21,687	21,768	21,996		23,032

Total earnings	$7,651	$16,884	$432	$15,136		$(104)
Interest and other financing costs, net	$21,064	$21,405	$21,447	$21,610		$22,585
Interest component of rental expense	321	282	321	386		447

Total fixed charges	$21,385	$21,687	$21,768	$21,996		$23,032
Ratio of earnings to fixed charges	— (a)	— (b)	— (c)	—	(d)	— (e)

(a)	Earnings were inadequate to cover fixed charges by $13.7 million for the year ended December 31, 2011.
(b)	Earnings were inadequate to cover fixed charges by $4.8 million for the year ended December 31, 2012.
(c)	Earnings were inadequate to cover fixed charges by $21.3 million for the year ended December 31, 2013.
(d)	Earnings were inadequate to cover fixed charges by $6.9 million for the year ended December 31, 2014.
(e)	Earnings were inadequate to cover fixed charges by $23.1 million for the year ended December 31, 2015.